

October 11, 2022

Michael J. Mazzei
Chief Executive Officer and Director
BrightSpire Capital, Inc.
590 Madison Avenue, 33rd Floor
New York, NY 10022

> **Re: BrightSpire Capital, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 4, 2022**
> **File No. 333-267733**

Dear Michael J. Mazzei:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Palame, Esq.